

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re:** **Vantiv, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 30, 2011**
> **File No. 333-177875**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as your executive compensation discussion and the portions of your capitalization and dilution tables, are completed.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. Prior to the effectiveness of the registration statement, please have a representative of the exchange on which you will be listed contact us to confirm that your common stock has been approved for listing.

5. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

Inside Front Cover Page of the Prospectus

6. Please move the final paragraph of this section pertaining to dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

7. Please disclose whether the following statements are based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

    *   "We are the third largest merchant acquirer and the largest PIN debit acquirer by transaction volume in the United States." (page 1)

    *   "Our single proprietary technology platform is differentiated from our competitors' multiple platform architectures." (page 1)

Industry Background, page 2

8. We note references throughout your prospectus, including your reference to the Nilson Report in the first paragraph of this section, to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether you are affiliated with any such firm or commissioned any such report.

9. We note your statement in the first full paragraph on page 3 that "[m]ost payment processors specialize in providing services in discrete areas of the payment processing value chain." Please clarify which aspects of the payment processing value chain pertain to the services you provide.

Risks Affecting Our Business, page 5

10. We note the first risk factor on page 22 regarding your dependence on a sponsoring bank to access Visa, MasterCard and other payment networks. Please describe this risk in this section of your prospectus.

Principal Stockholders, page 7

11. Please also disclose the fact that your principal equity holders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you, as you state in the last risk factor on page 37. If any of your principal equity holders currently hold interests in businesses that compete directly with you, please disclose this fact.

12. Please briefly describe how the principal equity holders acquired their shares of common stock. Please also describe and quantify in this subsection or under a separate heading in "Summary" any payments, compensation or the value of any equity that each of your principal equity holders, directors or executive officers received or will receive in connection with the offering and/or the reorganization transactions, including without limitation the items listed below.

- Payments pursuant to the Tax Receivable Agreements;

- Redemption by Vantiv Holding and Transactive of the Class B units from Fifth Third Investors;

- Payments pursuant to the Management Phantom Equity Plan; and

- Net proceeds, before expenses, from the offering.

The Offering, page 9

13. Please disclose in this section any affiliation between you and any selling shareholder.

Voting Rights, page 10

14. Elaborate upon your indication as to how the "formulaic basis" will be calculated such that the voting power of the holders of Class B common stock will be limited to 19.9%. Please also state here the percentage they will hold at the time of the offering and, if they own in excess of 19.9%, state how much voting power they will have in the instances in which their voting power will not be limited to 19.9%.

Summary Historical Financial and Other Data, page 12

15. We note you present a Non-GAAP combined statement of income for the year ended December 31, 2009 by merely combining pre and post transaction periods in 2009. Generally it is not appropriate to present a full non-GAAP income statement. Please remove the Non-GAAP income statement from this section and elsewhere in the filing. Reference is made to Item 10(e) of Regulation S-K and the Division of Corporation Finance's Compliance & Disclosure Interpretations (C&DIs), Non-GAAP Financial Measures, Section 102.10, found here www.sec.gov/divisions/corpfin/cfguidance.shtml#nongaap. Alternatively, you should separately present predecessor and successor periods' financial statements in 2009 with a heavy black line to distinguish the two periods.

16. We note you intend to use offering proceeds for the repayment of debt. In that regard, please adjust your weighted average unit denominator used in computing pro forma earnings per unit to give effect to those common units whose proceeds are used for the debt repayment.

17. Refer to the reconciliation of net income to Adjusted EBITDA within footnote (3) on page 15. We note you include the pro forma effect of NPC's EBITDA from January 1, 2010 to November 3, 2010 in your reconciliation in arriving at Adjusted EBITDA for the nine months period ended September 30, 2010 and year ended December 31, 2010. We note that you acquired NPC on November 3, 2010. As such, we believe you should exclude this pro forma adjustment in your reconciliation to Adjusted EBITDA. Alternatively, we would not object to your arriving at Adjusted EBITDA subtotal first without the adjustment and then include the pro forma adjustment in arriving at the total with appropriate caption such as pro forma Adjusted EBITDA total or similar caption.

18. We note from page 2 and elsewhere in the filing that you discuss Adjusted EBITDA, a Non-GAAP measure, in your operating results' discussions. In that regard, please also include a cross reference to your Net Income to Adjusted EBITDA reconciliation as presented on page 15 in this section, as applicable.

Risk Factors, page 17

19. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note the following risk factors appear to contain generic disclosures:

- "Our risk management policies and procedures . . . ." (page 25)

- "The costs and effects of litigation . . . ." (page 29)

- "Our insurance coverage may be inadequate . . . ." (page 29)

- "If we lose key personnel our business, financial condition . . . ." (page 30)

- "The ability to attract, recruit, retain and develop . . . ." (page 30)

- "Unfavorable resolution of tax contingencies . . . ." (page 36)

- "There may not be an active, liquid trading market for our Class A common stock . . . ." (page 39)

- "As a public company, we will become subject to additional . . . ." (page 39)

- "If securities or industry analysts do not publish . . . ." (page 41)

- "We do not anticipate paying any cash dividends . . . ." (page 41)

Risks Related to Our Business, page 17

Unauthorized disclosure of data, whether through cybersecurity breaches . . ., page 19

20. We note that you and your associated participants have been subject to security breaches in the past. Please briefly describe the nature of such security breaches, including how such breaches were resolved. If material, please disclose the costs associated with such breaches, including the amounts used to pay network fines and claims for unauthorized purchases.

Changes in payment network rules or standards . . ., page 21

21. Please briefly describe the way in which payment network rules and standards are established and changed, with a view towards describing to investors the role that

your competitors may have in setting the network rules and standards to which you must adhere.

Because we are deemed to be controlled by Fifth Third Bank . . ., page 28

22. Please delete the first sentence of the fourth paragraph of this risk factor, as it mitigates the point of the risk, or tell us why it is not appropriate for you to do so.

Risks Related to Our Company and Our Organizational Structure, page 32

Our substantial indebtedness could adversely affect . . ., page 32

23. Please quantify your estimated annual debt service obligations.

Certain of our existing investors have interests and positions . . ., page 37

24. The heading of this risk factor states that your existing investors have interests and positions that could present conflicts of interests with you; however there is no description of any current interests or positions held by your investors that may present a conflict of interest. Please clarify whether your principal equity holders currently have any investments in companies that compete directly or indirectly with you. If so, revise this risk factor to describe the risk(s) that such investments and any related conflicts of interest present to you and your business plan. Refer to Item 503(c) of Regulation S-K.

Forward-Looking Statements, page 42

25. Many of the statements in your prospectus relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning "[a]ll statements other than statements of historical fact . . . ." appears overly broad. Please either narrow your statement accordingly or remove it.

Organizational Structure, page 43

26. We note your statement in the third full paragraph on page 47 that you "will determine when distributions will be made to unitholders of Vantiv Holding . . . subject to certain supermajority voting requirements set forth in the Amended and Restated Vantiv Holding Limited Liability Company Agreement." Please tell us what consideration you gave to disclosing in this section the impact that any such supermajority voting requirements may have on your ability to pay distributions.

Selected Historical Financial Data, page 53

27. Refer to footnote (1) on page 54. We note your reference of pro forma information to give effect to the reorganization. In that regard, please expand your disclosure to provide the details of what the pro forma adjustments will encompass.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Regulatory Reform, page 62

28. We note your disclosure in the penultimate paragraph on page 63 that the ban on network exclusivity contained in the Durbin Amendment will allow you to compete for additional business. Please clarify, if true, that the Amendment will also allow your competitors to compete for business for which you may have previously had an exclusive or preferred agreement. For example, we note your disclosure on page 98 that your merchant bank referral program enables you to be the "preferred processor" for over 300 referral banks as of September 30, 2011. We also note your disclosure throughout the prospectus that you pass payment network fees along to your clients. Please disclose whether you expect the prohibition on exclusivity to impact your ability to pass network fees on to your clients, or tell us why this disclosure would not help investors understand the possible impact of the Durbin Amendment.

Results of Operations, page 63

29. We note that you present your analysis of the operating results for 2009 by combining and presenting the results of the predecessor and successor periods' financial statements without the appropriate pro forma adjustments in accordance with Article 11 of Regulation S-X. We also note that you characterize it as Non-GAAP combined basis in your discussion. Please note that this section is intended to be a discussion of your operating results regarding your audited historical financial statements as required by Rules 3-01 and 3-02 of Regulation S-X. Please revise the discussion of your historical operating results based on the predecessor and the successor periods' operations as required by Item 303 of Regulation S-K. We do not believe it is meaningful or appropriate to present and discuss combined pre and post transaction results that includes both predecessor and successor periods. However, we would not object to a supplemental pro forma presentation and analysis for the year in which the separation transaction took place compared to a pro forma presentation for the immediately preceding year giving effect to the transaction. Your pro forma analysis should provide sufficient details in explaining to readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation such as the potential that pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through

narrative disclosure, you should include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X to facilitate an understanding of the basis of the information being discussed. In addition, please revise other sections elsewhere, as applicable, within the filing.

30. Please include a discussion of known trends, demands, commitments, events or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income. For example, please discuss the decline in your gross margin. Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Nine Months Ended September 30, 2011 Compared to Nine Months ended September 30, 2011, page 65

Revenue, page 65

31. Please revise to separately quantify the increase in revenues attributable to transaction growth and to higher Visa, MasterCard and other network payment fees, with a view towards clearly disclosing to investors which increases in your net revenues are likely to be offset by corresponding increases in network fees and costs.

Sales and Marketing, page 65

32. Please provide additional disclosure, for each period for which results are presented, regarding the increase in your Sales and Marketing expenses, including whether you expect Sales and Marketing expenses following the NPC acquisition to be indicative of future Sales and Marketing expenses. In this regard, we note the disclosure on page F-56 regarding the historical independent sales group commissions paid by NPC.

Segment Results, page 67

Net Revenue, page 67

Merchant Services, page 67

33. Please provide additional disclosure regarding the 18% increase in revenue for the fiscal period ended September 30, 2011, as compared to September 30, 2010. Please discuss growth in your active merchant accounts, as well as growth attributable to the addition of new merchants. Please also discuss attrition rates, if any, for each period or advise us why such disclosure would not add to an understanding of your business. Please provide similar disclosure for each period for which results are presented in your prospectus.

Financial Institution Services, page 67

34. We note your discussion of the increase in revenues attributable to a 13% increase in transactions, partially offset by pricing compression in contract renewals, as well as the impact of acquisitions made by certain of your large financial institution clients. In this regard, please provide a robust discussion by quantifying the impacts attributable to each factor as well as the reasons behind these changes and the impacts on your earning trends. Please provide similar disclosure for each period for which results are presented in your prospectus.

Liquidity and Capital Resources, page 75

35. Where appropriate, please discuss the cash flow implications of your planned expansion into high growth segments and verticals, entry into new geographic markets and your planned development of additional payment processing services, as disclosed in pages 4-5 of your prospectus.

Contractual Obligations, page 80

36. Please explain why you have not presented the contractual obligations related to capital leases in accordance with Item 303(a)(5) of Regulation S-K or revise.

37. We note you entered into an agreement to procure technology infrastructure for $9.1 million and an agreement to lease hardware and software for $56.8 million. Please clarify for us whether these obligations are reflected in the table. To the extent they are not included, please explain. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K. Please also disclose the anticipated sources of funds that you will use to fulfill such expenditures. Refer to Item 303(a)(2) of Regulation S-K.

Business, page 85

Industry Background, page 86

Emerging Trends and Opportunities in the Payment Processing Industry, page 89

38. Please balance your discussion of emerging trends and growth opportunities and your competitive strengths with a discussion of your competitive challenges and risks facing the industry.

Our Strategy, page 91

39. Please provide additional detail regarding the status of your proposed business operations. In this regard, we note that you plan to increase your small to mid-sized client base, develop additional payment processing services, expand into additional

payment segments and industries and enter new geographic markets. Please provide a more detailed timeline of these proposed operations, with a view towards clearly describing your planned operations to investors and any costs and expected timeframes associated with your plans.

Our Business, page 93

40. Please include disclosure regarding the geographic markets in which you compete. In this regard, we note disclosure throughout your prospectus that you intend to broaden the geographic market in which you compete, but it is unclear in which markets you currently compete.

Sales and Marketing, page 98

41. Please provide additional detail regarding how commissions are calculated and paid to your employees and your ISOs. Please also quantify the commissions paid to your employees and your ISOs as of the date of your most recent interim financial statements, or tell us why doing so would not be material to an understanding of your business and gross margin.

42. We note your disclosure in the penultimate sentence on page 98 that your relationships with core processors "are necessary for developing the processing environments required by [y]our financial institution clients." Please provide additional detail regarding your relationships with the core processing companies on which you rely, including whether these relationships are governed by contract, the duration of any agreement governing such relationship, and any other provisions material to an understanding of the relationship.

Competition, page 99

43. Please disclose the impact of merchant and financial institution consolidation on competitive conditions within your industry and the way in which you compete. Refer to Item 101(c)(1)(x) of Regulation S-K.

Merchant Services, page 99

44. Please explain how the way in which you compete with competitors that do not incur the sponsorship costs that you incur is different from the way in which you compete with those that are not financial institutions or affiliates thereof.

Management, page 107

Executive Officers and Directors, page 107

45. Please provide the principal business of each of management's employers within the last five years. For example, disclose the principal line of business of Trow Global Holdings, one of Mr. Heimbouch's prior employers. Please also briefly describe of the nature of the responsibility undertaken by management in any prior position within the last five years, other than with your company. Refer to Item 401(e) of Regulation S-K.

Executive and Director Compensation, page 112

Role of our Compensation Consultant, page 115

46. We note that the compensation committee retained the services of Aon Hewitt in connection with the committee's review of your fiscal 2011 executive compensation. Elaborate upon the compensation consultant's findings and what actions, if any, the committee took in response to such findings. Please provide similar disclosure for the findings by Frederic W. Cook & Co., including any material changes to your executive compensation program, if such changes are made prior to the effectiveness of the registration statement.

2011 Compensation Determinations, page 116

Annual Incentive Plan Compensation, page 116

47. Please disclose how you calculate the annual incentive cash compensation awarded to each of your NEOs. Please disclose the annual incentive plan target award opportunities for each NEO, the Adjusted EBITDA performance goals and the level of achievement of this goal; in doing so, please be specific as to the exact percentage of salary each named executive officer has the opportunity to earn at each level of payout. Please also describe how you evaluate the new product and sales channel and separation and integration goals and the way in which particular levels of achievement of these goals translates into compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

48. We note your disclosure in the first full paragraph on page 114 that your compensation committee and CEO may adjust annual cash incentive compensation at their discretion. Please state whether any such discretion was exercised and whether any adjustments were applied to one or more of your NEOs. Please also provide additional disclosure as to how your committee exercises such discretion, including the factors considered by the committee in exercising any such discretion. Refer to Item 401(b)(2)(vi) of Regulation S-K.

Employment Agreements, page 121

> 49. We note your disclosure regarding the $1.5 million loan from you to Mr. Drucker. Please also disclose, as you do on page 129, that Vantiv Holding also paid related income taxes of $1.4 million on behalf of Mr. Drucker.

Director Compensation, page 122

> 50. We note your disclosure in this section regarding the payments made to non-employee, non-affiliated directors in 2011. Please clarify why you have included the persons identified, considering they do not currently serve as your directors.

Certain Relationships and Related Person Transactions, page 123

Reorganization and Offering Transactions, page 123

Vantiv, Inc. Stockholders' Agreement, page 126

> 51. Please briefly describe the process by which you must obtain consent from Fifth Third Bank for any of the matters listed in the last paragraph on page 126.

Agreements Related to the Separation Transaction, page 128

Stock Transfer Agreement, page 129

> 52. Please provide the approximate dollar value of the 3,049 shares of common stock transferred to Ms. Patsley.

Policies for Approval of Related Person Transactions, page 135

> 53. Please provide the standard that your audit committee will apply in determining whether to approve a related party transaction. Refer to Item 402(b)(1)(ii) of Regulation S-K.

Principal and Selling Stockholders, page 136

> 54. With respect to the individuals you identify in footnote (1), please clarify how such individuals exercise voting and investment power, such as whether they have the ability to make decisions individually or by majority action.

Underwriting, page 152

> 55. We note your disclosure in the penultimate paragraph on page 155 that certain affiliates of your underwriting syndicate are lenders under your senior secured credit

facilities. Please revise to clarify, if true, that these relationships may result in the underwriters receiving a portion of the proceeds of the offering. In this regard, we note your disclosure in Use of Proceeds on page 48 that potions of your net proceeds will be used to repay amounts under your credit facilities. Alternatively, please move your disclosure regarding "Conflicts of Interest" on page 160 to this section. Refer to Item 508(a) of Regulation S-K.

Financial Statements For the Fiscal Year Ended December 31, 2010

Statements of Financial Position, page F-4

56. We note the non-controlling interests' portion of equity is not apparently allocated based on the non-controlling ownership interests of approximately 49%. We also note in the statements of income that the net income attributable to non-controlling interests is not allocated based on the percentage of non-controlling interest owned. In order to help us better understand your allocations, please provide us your allocation calculations and explain to us the discrepancies regarding the disproportional allocations between controlling and non-controlling interests. Also, revise to provide transparent disclosures explaining why the non controlling interest is not allocated based on the ownership interest percentages.

Notes to Financial Statements, page F-8

Note 1. Basis of Presentation, page F-8

Principles of Consolidation

57. We note your disclosure on page 100 that you and Vantiv Holding are each deemed to be controlled by Fifth Third Bancorp and Fifth Third Bank and will continue to be deemed controlled after the offering because of their size of voting and economic interest. The disclosure appears to be inconsistent with those on page 61 that you assert you acquired a controlling interest of Vantiv Holding and Transactive and that you consolidate these entities in your financial statements. Please clarify for us and revise your disclosure on page 100 including whether you are controlled by Fifth Third Bancorp, which entity has control of Vantiv Holding and Transactive, and how you reasonably determined that control under GAAP in this situation and consolidation accounting was appropriate. Reference is made to FASB ASC 810-10

Note 3. Business Combination, F-16

Vantiv, Inc. Acquisition of Vantiv, page F-18

58. Please tell us and expand your disclosure with respect to how you acquired Vantiv from Fifth Third Financial on June 30, 2009 including the type(s) of consideration you made to the seller.

Note 12. Income Taxes, page F-29

59. Please explain to us in greater detail how the relocation of the Company's headquarters would have a significant impact on your income tax rate reconciliation.

Note 14. Related Party Transactions, page F-32

60. We note your disclosure of the $1.5 million loan to your CEO and the forgiveness of the loan during the six months period ended December 31, 2009. The forgiveness resulted in $1.4 million income tax liability to the CEO, which was paid by the Company. We note that the forgiveness and the income tax liability were recorded as expenses within general and administrative expenses during the period. Please tell us and disclose the business reasons behind the forgiveness and tax payments made on behalf of the CEO.

Financial Statements For the Nine Months Period Ended September 30, 2011

Note 3. Debt, page F-47

61. We note your disclosure that you refinanced debt in the amount of $1.77 billion on May 17, 2011. We also note that you wrote off approximately $4.6 million of unamortized deferred financing fees related to the original debt and that approximately $36.4 million of unamortized debt issuance costs and $16 million of original issue discount related to the original debt remained capitalized subsequent to the debt refinancing. Please explain to us and disclose why some of the original deferred financing costs were written off while some of the similar costs and the original issue discount remained capitalized.

NPC Group, Inc., page F-56

Notes to Consolidated Financial Statements, page F-58

Note 1. Business and Summary of Significant Accounting Policies, page F-58

Sale of Business, page F-58

62. We note your disclosure that on November 3, 2010 all of the issued and outstanding capital stock of the Company was acquired by Fifth Third Processing Solutions (FTPS). However your disclosure on Note 3, page F-16 indicates you were the acquirer, not FTPS. Please explain. In your response, please clarify for us the ownership structure of FTPS and your relationship to FTPS. If FTPS acquired NPC, explain to us how you reasonably determined the consolidation of NPC was appropriate. Reference is made to FASB ASC 805-10.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-5

63. Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotschal & Manges LLP (via E-mail)